

January 8, 2015

Via E-mail
Ryan F. Urness, Esq.
General Counsel and Secretary
Speed Commerce, Inc.
1303E. Arapaho Road, Suite 200
Richardson, TX 75081

> **Re: Speed Commerce, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 26, 2014**
> **File No. 333-201266**

Dear Mr. Urness:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The company filed a Form 8-K on November 26, 2014 indicating that it intends to file by amendment the historical financial statements of Fifth Gear, and pro formas reflecting the acquisition, not later than 71 calendar days after the date the Form 8-K was required to be filed. Your registration statement may not be declared effective before the financial statements meeting the requirements of Rule 3-05 of Regulation S-X are provided, if the transaction exceeds the 50% significance level. Please provide us with a reasonably detailed presentation of your significance level computations. Refer to the Instruction to Item 9.01 to Form 8-K and Securities Act Release 33-7355 (October 10, 1996).

Incorporation of Certain Information by Reference, page 4

2.   Please revise this section to incorporate the Forms 8-K filed on April 4, 2014 and June 3, 2014. Refer to Item 12(a)(2) of Form S-3.

Exhibit 5.1

3.   Please obtain a revised opinion that addresses whether the shares of common stock being offered by selling stockholders that are currently outstanding, have been legally issued and are fully paid and non-assessable. Also, we note that the opinion is limited to the State of Minnesota. With respect to debt securities, counsel must opine on the laws of the state governing the indenture, which is the State of New York. Please revise. Refer to Sections II.B.1.e and II.B.2.h of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 with any questions. In his absence, you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Philip T. Colton, Esq.
        Winthrop & Weinstine, P.A.